September 12, 2011

Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Re:	Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No. 000-10200

Dear Mr. Woody:

We are responding to your letter of August 17, 2011 concerning the above-captioned filing of SEI Investments Company (“SEI”). In this letter we have restated your comment and follow it with our response.

Form 10-K for the year ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Principles of Consolidation, page 46

1.	We have considered your response to our prior comment 1. Please explain to us the make up of the management committee of LSV LLC. In your response tell us whether the management group is comprised of employees or individuals related to the company and if so, explain to us how this related party relationship factored into your primary beneficiary analysis. To the extent LSV LLC is not controlled by entities or individuals related to the company, explain to us the business reason for the company’s decision to guarantee the loan obtained by LSV LLC to purchase LSV.

Response

As previously disclosed in our periodic filings with the Commission, LSV LLC was formed for the sole purpose of purchasing an eight percent partnership interest in LSV from two existing partners of LSV. LSV LLC is owned by a group of existing employees of LSV. We have no direct financial interest in LSV LLC. The Management Committee of LSV LLC is comprised of three individuals that are part of the group of LSV employees that formed LSV LLC. The partners of LSV LLC, including the Management Committee, are not our employees, nor were they ever employed by us, or associated with us and, therefore, was not a factor in our primary beneficiary analysis.

Pursuant to the Partnership Agreement, a partner can not sell any portion of its partnership interest in LSV without the prior written consent of the LSV Management Committee. Two existing partners of LSV wanted to sell a portion of their interest in LSV as a result of reducing their involvement in the daily operations of LSV. At the same time, a group of key employees were interested in obtaining an ownership interest in LSV. Therefore, the LSV Management Committee felt it was in the best interest of LSV to allow the group of key employees to form LSV LLC for the sole purpose of acquiring such partnership interest.

In order to finance a portion of the purchase price of the partnership interest in LSV, LSV LLC sought to obtain financing in the amount of $82.8 million. Given that SEI held the largest single partnership interest in LSV (about 43 percent at the time of this transaction), LSV requested our assistance in obtaining the necessary financing of the purchase price by acting as guarantor of all obligations of LSV LLC under the Credit Agreement. The group of employees that formed LSV LLC did not have the ability to obtain the financing individually at acceptable interest rates. Pursuant to the terms and conditions of the Guaranty Agreement, we agreed to provide an unsecured guarantee of all obligations of LSV LLC under the Credit Agreement. In the event of default by LSV LLC, the lenders have the right to seek payment from us of all obligations of LSV LLC. As recourse for such payment, we were subrogated to the rights of the lenders under the Credit agreement and the Guaranty Agreement, including the security interest in the pledged interests transferred to LSV LLC. As of July 31, 2011, the remaining unpaid principal balance of the term loan was approximately $1.3 million.

Note 2 – LSV and LSV Employee Group, page 52

2.	We have read your response to our prior comment 2. We note in your response that the voting rights of some of the equity investors are not proportional to their obligations to their economic interests. Explain to us why this does not result in LSV being considered a VIE. In your response explain to us how the fact that LSV is currently an investment sub-advisor for a number of SEI-sponsored mutual funds factored into your analysis. Reference is made to ASC Topic 810-10-15-14c.

Response

In accordance with ASC Topic 810-10-15-14c-1, we believe for the purpose of evaluating the VIE characteristic of the proportionality of the voting rights to the obligations of the economic interests, that these amounts do not need to be exactly equal. LSV is a general partnership that is controlled by its Management Committee. The LSV Management Committee is comprised of nine members, all of which are partners of LSV. Per the terms of the Partnership Agreement, we have the right to designate four of the nine members of the LSV Management Committee, which equates to approximately 44 percent of the voting control. Our partnership interest is currently about 41 percent and was about 43 percent at the time of this transaction. We believe that our voting and our economic interest in LSV is proportional because the percentages are about the same. Neither our voting rights nor our economic rights are greater than 50 percent. Of the remaining five members of the Management Committee, no single member holds or controls more than 50 percent of the voting rights or economic rights of LSV. In addition, the Partnership Agreement does not provide any other special rights or interests to any individual partner.

We evaluated LSV’s activities relative to ASC Topic 810-10-15-14c-2. LSV’s business activities are related to providing investment advisory services to pension plans and investment companies. In the context of LSV’s revenue, we are not a material client. For example, for the year ended December 31, 2010, LSV’s investment advisory revenue was $268.6 million of which $4.1 million (or 1.5 percent) was received from investment advisory services provided to SEI-sponsored mutual funds. Please note that our domestic mutual funds are controlled by an independent board of trustees and all advisors must be approved by the board. All of the clients of LSV independently contract with LSV. We are not a distributor of LSV products, nor is LSV a distributor of our products. Therefore, LSV’s activities are primarily conducted on behalf of customers unrelated to us.

Since none of the LSV partners holds or controls greater than 50 percent of the voting rights or economic rights and substantially all of the activities of LSV would not be considered to be conducted on behalf of any of the partners of LSV, we concluded that LSV is not a VIE.

Note 2 – LSV and LSV Employee Group, page 52

3.	Explain to us in greater detail the voting interest held by SEI in LSV. In your response explain to us the composition of the management committee, and the portion of the committee comprised of representatives of SEI. Finally, explain to us what partnership rights or other criteria lead you to the conclusion that you were not required to consolidate LSV.

Response

As stated in response 2 above, LSV is a general partnership and our partnership interest in LSV is approximately 41 percent. The Management Committee of LSV is comprised of nine members, all of which are partners of LSV. We have the right to designate four of the nine members which is approximately 44 percent. The Partnership Agreement does not provide any special rights or interest to any partner of LSV, including us. We do not control greater than 50 percent of LSV’s voting interest or economic interest; therefore, we are not required to consolidate LSV.

In addition, we hereby acknowledge that

•	SEI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	SEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (610) 676-1620.

Sincerely,

/s/ Dennis J. McGonigle

Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company